                                                                 EXHIBIT (a)(12)

International Game Technology Announces Final Results of the Company's $21 Cash Tender Offer

         RENO, Nev., Jan. 14 /PRNewswire/ -- International Game Technology (NYSE: IGT) announced the final results of the Company's tender offer to purchase 11,000,000 shares at $21 per share, which expired Friday, January 7, 2000 at 12:00 midnight, New York City time.

         A total of 24,553,213 shares of the Company's common stock were tendered, of which the Company has accepted 11,000,000 shares for payment. Included in the total amount of shares tendered were 10,442,724 shares delivered pursuant to guaranteed delivery procedures. The Company had received Notices of Guaranteed Delivery for approximately 10,743,167 shares. Since more shares were tendered than the 11,000,000 sought in the tender offer, those shares to be purchased are subject to proration. Based on the final count, the proration of shares to be purchased is approximately 44.9% of the shares tendered, excluding odd lot shares. Payment for the shares properly tendered and accepted will be made promptly.

         Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

         IGT is a world leader in the design, development and manufacture of microprocessor-based gaming products and software systems in all jurisdictions where gaming is legal.

         SOURCE: International Game Technology